EXHIBIT 99.16

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “Form 40-F”) of Cameco Corporation filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and any amendments thereto.

I hereby consent to reference to my name and my involvement in the preparation of, or supervision of the preparation of, scientific and technical information in the following instances:

(a)

under the headings “Operations, projects and investments – Uranium – Tier-one operations – McArthur River mine/Key Lake mill”, “Mineral reserves and resources” and “Governance – Interest of experts” in the Corporation’s Annual Information Form for the year ended December 31, 2024 dated March 21, 2025 for the Key Lake mill; and

(b)

under the headings “Operations, projects and investments – Uranium – Tier-one operations – McArthur River mine/Key Lake mill” and “Mineral reserves and resources” in Management’s Discussion and Analysis for the year ended December 31, 2024 dated February 20, 2025 for the Key Lake mill,

(collectively the “Technical Information”) in the Form 40-F, and to the inclusion and incorporation by reference of information derived from the Technical Information in the Form 40-F.

I also hereby consent to the incorporation by reference of such Technical Information in the Registration Statements on Form S-8 (File Nos. 333-11736, 333-06180, 333-139165, and 333-281406) for the Cameco Corporation Stock Option Plan, the Registration Statement on Form S-8 (File No. 333-196422) for the Cameco Corporation Employee Share Ownership Plan and the Registration Statement on Form F-10 (File No. 333-23140).

Sincerely,

/s/ Daley McIntyre
Name:	Daley McIntyre, P. Eng.
Title:	General Manager, Key Lake, Cameco Corporation

Date: March 21, 2025